Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation of our report dated August 17, 2023, except for Note 17 and 18 for which the date is December 5, 2023 in Amendment No.2 to Form F-1, under the Securities Act of 1933 (File No. 333-274042) with respect to the consolidated balance sheet of Jyong Biotech Ltd. and its subsidiaries (collectively the “Group”) as of December 31, 2022, and related consolidated statement of operations and comprehensive loss, change in shareholders’ deficit and cash flows, for the year ended December 31, 2022, and the related notes included herein.

We also consent to the reference to our firm under the heading “Experts” in the Prospectus.

San Mateo, California	WWC, P.C.
December 5, 2023	Certified Public Accountants
PCAOB ID: 1171